August 18, 2022

VIA E-MAIL

Raymond Be

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Peak Income Plus Fund
File Nos. 333-265380, 811-23808

Dear Mr. Be,

Below are our responses to your comments dated July 5, 2022 with respect to the initial registration statement on Form N-2 on behalf of Peak Income Plus Fund (the “Registrant” or “Fund”), which Registrant has authorized us to make on its behalf.

General

1. We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

RESPONSE: We note your comment. Any missing information will be completed in the definitive registration statement.

2. Please tell us if any test the waters materials have been presented to potential investors in connection with this offering. If so, please provide us with copies of such materials.

RESPONSE: Test the waters materials have not been presented to any potential investors.

3. Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to (1) the multi-class structure of the Fund, (2) the distribution fees, and (3) transactions with certain affiliates.

RESPONSE: Registrant has not sought nor obtained any exemptive relief.

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6632

Raymond Be

August 18, 2022

Cover Page

4. Under “Investment Objective,” limit this section to the Fund’s objective. Move the discussion regarding the Fund’s strategy, beginning with “through a concentrated alternative investment approach,” to the Investment Strategy section.

RESPONSE: The request revisions have been made. The investment objective has been revised: “The Fund’s investment objective is to seek attractive risk adjusted returns with low to moderate volatility and low correlation to the broader markets.”

Prospectus Summary

Investment Strategies (page 1)

5. The disclosure in this section focuses on the types of investments the Fund will make, but provides no insight into how the Adviser will research and select investments or construct the portfolio as a whole. Please consider revising to explain the Adviser’s strategies and process rather than solely listing investment types.

RESPONSE: The disclosure has been revised to include the following, “The Adviser will screen the following indices along with the individual stocks in those indices over various time periods up to six and a half years to determine their largest drawdown. The Indices being tested are the S&P 500, Dow Jones Industrial Average, Russell 2000, NDX, Stoxx 50 and Stoxx 600. The Adviser will then use this data to determine the amount of protection needed on each individual note both in terms of principal and interest production. The Adviser will also consider the valuation of the individual stocks and indices such as price-earnings ratio, current market price versus historical highs and lows and the dividend percentage in determining the appropriate structured notes for the Fund.”

6. Explain, clearly and in plain English, how the Fund’s investments in structured notes will operate, with specific examples of the type of structured notes in which the Fund will invest, including the size of potential losses, down-side protection, or limitations on potential returns under different scenarios. Address the types of underlying exposures you will focus on and specify whether such notes will contain embedded leverage features. Clarify particular terms such as “observation date,” “50% barrier,” “upper limit,” and “drawdown.” Provide a clear example of how the triggering thresholds of these instruments will work. Please ensure your example is representative of your intended strategy.

RESPONSE: Registrant has revised the discussion of principal investment strategy to include these clarifications:

Raymond Be

August 18, 2022

“Investment Strategy. The Fund seeks to achieve its investment objective through a concentrated alternative investment approach with an emphasis on income generation by investing in structured notes. Under normal market conditions, the Fund will seek to provide attractive risk adjusted returns by taking advantage of volatility in the equity markets. The Adviser seeks to construct a diversified portfolio of structured notes in which the individual portfolio investments do not exhibit significant correlation to each other and do not draw down losses simultaneously. The Adviser’s strategy centers around creating optionality by laddering structured notes (that is, purchasing notes with different maturity dates) which can generate attractive coupon yields when the underlying reference asset trades within a predetermined price range. Each investment seeks to generate income while providing a cushion before loss of principal can occur (as discussed below).

The structured notes will typically be issued by banks or an affiliated special purpose entity. In structuring a note, the Adviser will choose either individual stocks or a stock index whose closing price on the date the note is issued will be used as a reference point. If, for example, the Fund would select three common stocks in the S&P 500 Index as the reference assets, then on the day the note is issued, the closing price of those three stocks are called the reference points or “strike price”. While the terms of each note will vary, each note will have a contingent fixed rate of interest that will be due either monthly or quarterly, a maturity date, a call date (each of the aforementioned dates are called “observation dates” or “review dates”) and an interest barrier. The interest barrier is the percentage by which each reference strike price can decline without impacting either the structured note’s interest or maturity payment.

For example, if there is a 50% interest rate barrier, and none of the reference stocks are down by more than 50% from their respective strike price, any payments due on the observation dates will be paid. In the event one or more of the reference stocks are down by more than 50% on the interest observation date, that interest payment will be skipped. If the closing price of all the reference stocks is greater than the interest barrier on any interest rate observation date the holder of the Note will receive a contingent interest payment with respect to that observation date and any previously unpaid contingent interest payments that were skipped on prior observation dates. The notes can be called if the closing price of all the reference stocks are higher their strike price on any observation date. This is sometimes referred to as the upper limit.

The same 50% interest barrier is used at the maturity date. Provided none of the reference stocks are down by more than 50%, which is only observed on the maturity date, the full amount of the principal will be paid to the Fund as noteholder.

Raymond Be

August 18, 2022

The Fund will be exposed to the depreciation of the least performing of the reference stocks if the final value of any reference stock is less than 50% of its strike price and the note has not been previously called. As an example, if one of the reference stocks has declined by 60% the Fund will only receive 40% of its original investment.

The drawdown relates to how much a reference stock has declined from its strike price on any observation date. The reference stock(s) closing price is only considered on an observation date. The price of the reference stocks at any other time is irrelevant with respect to payments due under the structured note. Furthermore, none of the Fund’s structured note investments will contain embedded leverage features.

Structured notes are primarily issued by the largest banks in the United States, Canada and Europe. Therefore, the structured notes are subject to counterparty risk. The Fund does intend to diversify as much as possible among the banks that issue the notes and the Fund will primarily purchase structured notes from counterparty issuers that are rated investment grade or better (or issuers that are fully guaranteed by an investment grade rated parent company).

The Adviser will invest in structured notes that have individual domestic equity securities, baskets of several equity securities or market indices, such as the S&P 500 Index as their reference assets. The Adviser will use continual back-testing of the drawdown of the stocks in the S&P 500 Index or the other indices discussed in this prospectus over rolling periods up to six and a half years to determine barriers for each stock or index referenced in the structured note.

The Adviser will screen the following indices along with the individual stocks in those indices over various time periods up to six and a half years to determine their largest drawdown. The Indices being tested are the S&P 500, Dow Jones Industrial Average, Russell 2000, NDX, Stoxx 50 and Stoxx 600. The Adviser will then use this data to determine the amount of protection needed on each individual note both in terms of principal and interest production. The Adviser will also consider the valuation of the individual stocks and indices such as price-earnings ratio, current market price versus historical highs and lows and the dividend percentage in determining the appropriate structured notes for the Fund.

Because structured notes can decline a considerable amount and still generate interest and have the principal repaid, we consider these notes to have low to moderate volatility, with low correlation to the stock markets’ risk-adjusted returns. As an example, a stock can decline by 50% without impacting the interest payment on the note or repayment of the principal of the note. Conversely, the holder of that reference stock will have lost 50% of their investment.”

Raymond Be

August 18, 2022

7. To help investors understand your strategy, please clarify how the structured notes you invest in are designed to help you achieve your objective of “risk-adjusted returns with low to moderate volatility and low correlation to the broader markets.”

RESPONSE: The following has been added, “Because structured notes can decline a considerable amount and still generate interest and have the principal repaid, we consider these notes to have low to moderate volatility, with low correlation to the stock markets’ risk-adjusted returns. As an example, a stock can decline by 50% without impacting the interest payment on the note or repayment of the principal of the note. Conversely, the holder of that reference stock will have lost 50% of their investment.”

8. Please clarify the types of entities that typically issue the notes that the Fund intends to invest in. To the extent that the note issuers present credit, sector, or other risks, please clarify how the Adviser will consider such factors in its investment process and update risk disclosure as necessary.

RESPONSE: The following has been instituted: “Structured notes are primarily issued by the largest banks in the United States, Canada and Europe. Therefore, the structured notes are subject to counterparty risk. The Fund does intend to diversify as much as possible among the banks that the notes and...”

9. In the second paragraph on page 6, the disclosure states that “the Fund may borrow for investment purposes.” To the extent known, discuss the level of leverage that the Fund anticipates incurring.

RESPONSE: This paragraph has been revised as the Fund does not intend to borrow for investment purposes. Any borrowing to refinance repurchases of its shares shall be limited to no more than 10%.

Leveraging Risk (page 2)

10. Customize this risk factor to discuss how the Fund, in particular, will employ leverage. To the extent leverage will be implicit in the structure of the structured notes, discuss in more detail how and the extent to which the notes will create such leverage.

RESPONSE: The risk factor has been revised. We note that the Fund may only employ leverage to refinance repurchase of its shares and the structured notes will not include leverage.

Raymond Be

August 18, 2022

11. To the extent borrowing to purchase investments will be a principal strategy of the Fund, discuss briefly in the Investment Strategy section the anticipated extent of leverage.

RESPONSE: Borrowing to purchase investments will not be a principal strategy of the Fund.

12. Please disclose that the management fee payable to the Adviser will be higher when the Fund uses leverage than when it does not use leverage and that the Adviser: 1) has a financial incentive to use leverage; and 2) will have a conflict of interest in determining whether to use or increase the use of leverage for the Fund. Please also explain how the Adviser expects to manage this conflict of interest.

RESPONSE: The Fund would only use leverage or borrowing to finance repurchase of shares, not to increase the asset base of the Fund. Therefore, the suggested edits have not been made.

Tax Risk (page 3)

13. Please explain supplementally whether there are particular investments or aspects of the portfolio construction that will subject the fund to heightened risk that it may fail to meet the conditions of Subchapter M of the IRC.

RESPONSE: The Registrant does not anticipate an issue and notes that different banks/ counterparties will be utilized in issuing the structured notes for diversification purposes.

Summary of Fund Expenses (page 3)

14. We note that the early withdrawal charge applies as much as 24 months after the initial purchase. Please explain supplementally how this “is reasonably intended to compensate the company for expenses directly related to the repurchase.” See Rule 23c-2(b)(1).

RESPONSE: We note the early withdraw fee is within the limit set by the Rule. Due to the illiquid nature of structure notes, the current value tends to decrease from the purchase price and therefore the potential value of the structured note cannot be realized if the note is not held to maturity. The early withdrawal charge shall be applied to cover the anticipated costs of borrowing to meet repurchase requests, so that the Fund is not required to sell structured notes at a price that is lower than the true value if held to maturity.

15. The disclosures throughout the prospectus indicate that the Fund may incur leverage for investment purposes. To the extent the Fund intends to do so in its first year after effectiveness of the registration statement, provide an estimate in the table of the expected interest expense or cost of leverage.

Raymond Be

August 18, 2022

RESPONSE: The Fund will not incur leverage for investment purposes and revisions have been made throughout the registration statement to reflect that fact.

16. We note your statement that the structured notes you invest in “may be considered hybrid instruments as they may exhibit features of both fixed income securities and derivatives.” The example you provide indicates repayment on certain notes may be contingent on the occurrence or non-occurrence of certain events and that some notes may contain embedded leverage features. Please tell us how you are considering rule 18f-4 under the Investment Company Act with respect to the various types of notes you will invest in.

RESPONSE: The prospectus has been revised to clarify the fact that the structured notes are not derivative instruments.

Other Information Regarding Investment Strategy (page 6)

17. Under Investment Objectives and Strategies, the disclosure states that the Fund may take temporary defensive positions and invest in cash equivalents, government securities or other short-term fixed income securities. Please disclose that taking a defensive position may not be possible given the illiquid nature of the Fund’s investments.

RESPONSE: The requested revision has been made.

Fund Expenses (page 11)

18. If organizational expenses will be paid out of Fund assets, please so disclose, including how will they be amortized and over what period. See Item 9.1.f of Form N-2.

RESPONSE: All organizational expenses of the Fund will be paid by the Adviser in accordance with its unitary fee.

Statement of Additional Information

Fundamental Policies (page 2)

19. Clarify the fund’s fundamental policy with respect to “concentrating investments in a particular industry or group of industries.” See Section 8 of the Investment Company Act.

Raymond Be

August 18, 2022

RESPONSE: The requested revision has been made.

20. With respect to the Fund’s concentration policy, please consider whether the Fund’s economic exposures to the notes’ issuers results in the Fund being concentrated in an industry and, if so, please revise the policy accordingly.

RESPONSE: The Fund will not be investing in the Banks themselves and for purposes of concentration testing, the Fund will look-through to the reference securities. The reference securities will not be concentrated in any particular industry or group of industries.

Involuntary Repurchases (page 8)

21. Please clarify this section to note that any such redemption will be conducted consistently with the requirements of rule 23c-2 under the Investment Company Act.

RESPONSE: The requested revision has been made.

Part C: Other Information

Item 15. Financial Statements and Exhibits

22. Please file the finalized exhibits once they are available.

RESPONSE: The finalized exhibits will be filed with the next amendment.

Declaration of Trust

Article V, Section 6. Derivative Actions

23. We note that this provision that permits a shareholder to bring an action only if (1) s/he makes a pre-suit demand upon the Board to bring the subject action, and (2) the Board is given a “reasonable amount of time” to consider and investigate the request. Please disclose these provision in an appropriate location in the prospectus.

RESPONSE: The requested revisions have been made on page [18] of the revised prospectus.

24. We note that this provision that permits a shareholder to bring an action only if (1) shareholders holding at least 10% of the shares of the Trust join in the request, and (2) the shareholder making a pre-suit demand on the Board undertakes to reimburse the Fund for the expense of any advisors the Board hires in its investigation of the demand in the event that the Board determines not to bring the action. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

Raymond Be

August 18, 2022

RESPONSE: The following has been added on page [18] of the revised prospectus.

“The Declaration of Trust prohibits a shareholder from bringing a derivative or similar action or proceeding in the right of the Trust to recover a judgment in its favor (a “Derivative Action”) only if certain conditions are met. These included, each complaining shareholder was a shareholder of the Fund, or affected class at the time the demand is made, prior to the commencement of such Derivative Action, the complaining shareholders have made a written demand on the Trustees requesting that the Trustees cause the Trust to file the action itself on behalf of the Fund or affected class, which demand (A) shall be executed by or on behalf of no less than three complaining shareholders who together hold not less than ten percent (10%) of the outstanding shares of the Fund or affected class, none of which shall be related to (by blood or by marriage) or otherwise affiliated with any other complaining shareholder (other than as shareholders of the Trust); the Board is given a “reasonable amount of time” to consider and investigate the request. However, the foregoing conditions related to number of shareholders and notice to the Board shall not apply to shall not apply to claims arising under the federal securities.”

Article IX, Section 11. Exclusive Delaware Jurisdiction

25. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

RESPONSE: The requested revisions have been made.

* * *

Raymond Be

August 18, 2022

If you have any further comments or require additional information, please contact Cassandra Borchers at 513-352-6632.

Sincerely,

/s/ Thompson Hine LLP
Thompson Hine, LLP

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